CONSENT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors of
Strong Municipal Funds, Inc.

We consent to the incorporation by reference in Post-Effective Amendment No. 21 to the Registration Statement of Strong Municipal Funds, Inc. (comprising, respectively, the Strong Municipal Advantage Fund and Strong Municipal Money Market Fund) on Form N-1A of our report dated April 8, 1998, on our audits of the financial statements and financial highlights of Strong Municipal Funds, Inc., which report is included in the Annual Report to Shareholders for the year ended February 28, 1998, which is incorporated by reference in the Registration Statement. We also consent to the references to our Firm under the captions "Independent Accountants" in the Statement of Additional Information and "Financial Highlights" in the Prospectus.


PricewaterhouseCoopers LLP


Milwaukee, Wisconsin
February 26, 1999